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                                        Filed Pursuant to Rule 424(b)(3) and (c)
                                                              File No. 333-80981
                                                              File No. 333-10940

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 28, 1999)

This Prospectus Supplement supplements the Prospectus dated September 28, 1999 (the "Prospectus") of ShopNow.com Inc. ("ShopNow") relating to the public offering and sale by ShopNow of 7,250,000 shares of common stock, par value $0.001 per share. This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified by reference to the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meaning specified in the Prospectus.

RECENT DEVELOPMENTS.

    On October 14, 1999, ShopNow announced that revenues for the quarter ended September 30, 1999 were $7.6 million, an increase of 90% compared to pro forma revenues of $4.0 million for the quarter ended June 30, 1999. Our pro forma net loss for the quarter ended September 30, 1999 was $16.8 million, or $0.65 per share, compared with a pro forma net loss for the quarter ended June 30, 1999 of $11.9 million or $0.53 per share. Pro forma net loss excludes the effects of non-cash charges relating to amortization of intangible assets and stock-based compensation, as well as other non-recurring charges. The pro forma operating results for the quarter ended June 30, 1999 do not reflect the operating results of GO Software prior to our acquisition of GO Software on June 15, 1999, which are reflected in the pro forma financial statements contained in the Prospectus. There can be no assurances that, in the future, our operating results from period to period will meet or exceed those for the quarter ended September 30, 1999. See "Risk Factors--Our future revenues are unpredictable and we expect our operating results to fluctuate from period to period" on page 9 of the Prospectus for more detailed information regarding risks associated with fluctuations in our operating results.

    On October 12, 1999, our board of directors was increased from seven to nine members, effective as of October 6, 1999, and Eytan Lombroso was appointed as a director to fill one of these new positions. The other position is still vacant and will be filled in accordance with our Amended and Restated Bylaws. Mr. Lombroso is 48 years old. Since May 1998, he has been Senior Vice President-- Card Member Services at Chase Manhattan Bank. From September 1996 to May 1998, he was Senior Vice President--International Consumer at Chase. From August 1995 to September 1996, he was Senior Vice President--Merger Integration at Chase. From January 1993 to August 1995, he was Senior Vice President--Retail Bank Transformation at Chase. Mr. Lombroso was elected as one of our directors pursuant to a provision of our securities purchase agreement with Chase. Mr. Lombroso received a B.S. from Technion--Israel Institute of Technology and an M.B.A. from Pepperdine University.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 15, 1999